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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                    FORM 8-A

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               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            UROHEALTH SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                     98-0122944
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(STATE OF INCORPORATION OR ORGANIZATION)                (I.R.S. EMPLOYER
                                                       IDENTIFICATION NO.)

FIVE CIVIC PLAZA, SUITE 100, NEWPORT BEACH                    92660
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 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                   (ZIP CODE)


    If this Form relates to the           If this Form relates to the
    registration of a class of debt       registration of a class of debt
    securities and is                     securities and is to
    effective upon filing                 become effective
    pursuant to General                   simultaneously with the
    Instruction A(c)(1) please            effectiveness of
    check the following box      [ ]      a concurrent
                                          registration statement under
                                          the Securities Act of 1933
                                          pursuant to
                                          General Instruction A(c)(2)
                                          please check
                                          the following box.      [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                           NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                           EACH CLASS IS TO BE REGISTERED
-------------------                         -----------------------------------
      NONE





Securities to be registered pursuant to Section 12(g) of the Act:

   COMMON STOCK $.001 PAR VALUE PER SHARE, AND RELATED STOCK PURCHASE RIGHTS
                       WARRANTS TO PURCHASE COMMON STOCK
                                (Title of Class)





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                              INFORMATION REQUIRED
                         IN THE REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

         UroHealth Systems, Inc. ("UroHealth") is authorized to issue up to 50,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value of which 250,000 shares have been designated as Series A Junior Participating Preferred Stock (the "Series A Preferred Shares").

COMMON STOCK

         Each holder of UroHealth Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of UroHealth Common Stock (and Debentures described below) entitled to vote in any election of directors may elect all of the directors standing for election. Subject to any preferences which may be granted to the holders of Preferred Stock, each holder of UroHealth Common Stock is entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, as well as any distributions to the stockholders upon liquidation, dissolution or winding up of UroHealth. Each holder of UroHealth Common Stock is entitled to share ratably in all assets of UroHealth remaining after payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of UroHealth Common Stock have no conversion, redemption, subscription or preemptive rights or other rights to subscribe for additional shares. The rights, preferences and privileges of holders of UroHealth Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which UroHealth may designate and issue in the future.

PREFERRED STOCK

         The Board of Directors is authorized to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders of the Company. The issuance of the Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action of the stockholders of the Company. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock of the Company, including the loss of voting control to others.

WARRANTS TO PURCHASE COMMON STOCK

         Information respecting the Warrants to purchase Common Stock to be registered hereunder is incorporated by reference to the section entitled "Description of Securities - Warrants" in the Registrant's Form S-1 Registration Statement No. 33-45129.

STOCK PURCHASE RIGHTS

         On May 20, 1993, UroHealth entered into a Rights Agreement (the "Rights Agreement") with its transfer agent, American Stock Transfer & Trust Company. A copy of the Rights Agreement is incorporated herein by reference to
Exhibit 4.1 of Registrant's Registration Statement on Form 8-A originally filed with the Commission on June 29, 1993. In connection with the Rights Agreement, the





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Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to the stockholders of record at the close of business on June 30, 1993 (the "Record Date"). Each Right entitles the registered holder to purchase from UroHealth one one-hundredth of a share of Series A Junior Participating Preferred Stock,
$.001 par value (the "Preferred Shares"), at a price of $200, subject to adjustment. The following is a brief description of the Rights. It is intended to provide a general description only and is qualified in its entirety by the detailed terms and conditions of the Rights Agreement. Until a Distribution Date (defined below), (a) the Rights will not be exercisable, (b) the Rights will be attached to and trade only together with the Common Stock, and (c) the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. The term "Distribution Date" means the earliest to occur of (i) 10 days (or such later date as may be determined by action of a majority of the Continuing Directors then in office) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock without the approval of a majority of the Continuing Directors then in office, or (ii) 10 days (or such later date as may be determined by action of a majority of the Continuing Directors then in office) following the commencement of a tender offer or exchange offer if, upon consummation thereof, the person or group proposing such offer would be the beneficial owner of 35% or more of such outstanding shares of Common Stock, or (iii) 10 days after a majority of the Continuing Directors then in office determine that a person is an Adverse Person.

         Until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier termination, redemption or expiration of the Rights), new Common Stock certificates issued after June 30, 1993 upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier termination, redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 30, 2003, unless earlier terminated or redeemed by UroHealth as described below.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of shares of Common Stock as of the close of business on the Distribution Date. After the Distribution Date, such separate Right Certificates alone will evidence the Rights.

         In the event that, (A) at any time following the Distribution Date,
(i) the Company is the surviving corporation in a merger with an Acquiring Person and the shares of Common Stock are not changed or exchanged, or (ii) any person (other than UroHealth and its affiliates) becomes the beneficial owner of more than 35% of the then outstanding shares of Common Stock (except pursuant to an offer or exchange for outstanding shares of Common Stock at a price and on terms, or other transaction, which a majority of the Continuing Directors then in office determine to be in the best interests of UroHealth and its shareholders, other than such person and its affiliates and associates), or
(iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in Section 11(a)(ii)(A) of the Rights Agreement, or (iv) during such time as there is an Acquiring Person, one of the events set forth in Section 11(a)(ii)(C) occurs (e.g., a reverse stock split), or (B) the Distribution Date occurs because 10 days lapse after a majority of the Continuing Directors then in office determine that a person is an Adverse Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price of the Right, shares of Common Stock (or, in certain circumstances, a combination of cash, other property, shares of Common Stock and/or other securities), which will be calculated to have a value of two times the Purchase Price of the Right.





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         In the event that, at any time following the Distribution Date, (i)
UroHealth is acquired in a merger or other business combination transaction in which UroHealth is not the surviving corporation, (ii) UroHealth engages in a merger or other business combination transaction with another person in which UroHealth is the surviving corporation but in which its shares of Common Stock are changed or exchanged, or (iii) more than 50% of its assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, common stock of the acquiring entity that has a value of two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events described above in this paragraph and the preceding paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were beneficially owned by an Acquiring Person (including, without limitation, an Adverse Person), or an affiliate or associate of an Acquiring Person, or a representative of an Acquiring Person or of an affiliate or associate of an Acquiring Person.

         The term "Adverse Person" means a person with respect to whom a majority of the Continuing Directors has determined (i) that the concurrent beneficial ownership by any such person of 15% or more of UroHealth's Common Stock and 15% or more of the common stock of any substantial competitor of UroHealth, in light of the actions that such person proposes or is likely to take is potentially materially adverse to UroHealth's business, assets, competitive position or prospects, or (ii) that the beneficial ownership of 15% or more of UroHealth's Common Stock by any such person (x) is intended to cause UroHealth to repurchase UroHealth's Common Stock beneficially owned by such person or to cause pressure on UroHealth to take action or enter into a transaction or series of transactions intended to provide such person with a short- term financial gain or any economic benefit not otherwise available to other shareholders under circumstances where the Board determines that the best long-term interests of UroHealth and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (y) is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of UroHealth's ability to maintain its competitive position) on the business or prospects of UroHealth.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

         At any time prior to the Distribution Date, a majority of the Continuing Directors may, at their option, terminate the Rights Agreement, whereupon the right to exercise the Rights shall also terminate. At any time after the Distribution Date and prior to the 10th day following the Distribution Date (or such later date as may be determined by action of the majority of the Continuing Directors then in office), UroHealth may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of UroHealth ordering redemption of the Rights, the Rights will terminate an the only right of the holders of Rights will be to receive the Redemption Price. If UroHealth does not redeem the Rights within such 10 day period, UroHealth's rights of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving UroHealth.





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         Until a Right is exercised, it will not entitle the holder thereof to any rights as a shareholder of UroHealth, including, without limitation, the right to vote or to receive dividends.

         Prior to the Distribution Date, UroHealth and the Rights Agent may, if UroHealth shall so direct, supplement or amend any provisions of the Rights Agreement without the approval of the holders of any Rights. Any such amendment may adversely affect the interests of holders of Rights. After the Distribution Date, UroHealth and the Rights Agent may, if UroHealth shall so direct, supplement or amend the Rights Agreement without the approval of any holders of Right Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, or (iii) to change or supplement the provisions thereunder in any manner that UroHealth may deem necessary or desirable and that shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire UroHealth without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of UroHealth since the Board of Directors may, at its option, terminate or redeem the Rights on the terms and conditions outlined above.

VOTING DEBENTURES

         The holders of the Company's 8.75% Convertible Subordinated Debentures due 2006 (the "Debentures") are entitled to vote on all matters submitted to a vote of the stockholders of the Company, voting together with the holders of the Common Stock (and any other shares of capital stock of the Company entitled to vote at a meeting of stockholders) as one class. Each Debenture is entitled to a number of votes equal to the number of shares of Common Stock into which the Debenture could then be converted. As of November 12, 1996, there was $50.0 million aggregate principal amount of Debentures outstanding which would convert into 4,545,454 shares of Common Stock.

DELAWARE ANTI-TAKEOVER LAW

         Section 203 of the Delaware General Corporation Law ("Section 203") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of such shares may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's Board of Directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at lest two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

         Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder, or transactions in which the Interested Stockholder receives certain other benefits.





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ITEM 2.  EXHIBITS

EXHIBIT NO.  DESCRIPTION
-----------  -----------
1            Certificate of Incorporation of the Registrant.  Incorporated by
             reference to Exhibit 3.1 of the Registrant's Form S-3 Registration
             Statement No. 333-12723.

2 Bylaws of the Registrant. Incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

3            Form of Certificate Common Shares.  Incorporated by reference to
             Exhibit 4.1 of the Registrant's Form S-1 Registration Statement No.
             33- 45129.

4. Form of Warrant. Incorporated by reference to Exhibit 4.1 of the Registrant's Form S-1 Registration Statement No. 33-45129.

5            Warrant Agreement.  Incorporated by reference to Exhibit 4.3 of the
             Registrant's Form S-1 Registration Statement No. 33-45129.

6            First Amendment to Warrant Agreement dated as of September 27,
             1993. Incorporated by reference to Exhibit 4.3.2 of the Registrant's Form S-3 Registration Statement No. 33-71248 ("Form
             S-3 No. 33-71248").

7            Second Amendment to Warrant Agreement dated as of October 29, 1993.
             Incorporated by reference to Exhibit 4.3.3 of the Registrant's Form
             S-3 Registration Statement No. 33-71248.

8            Third Amendment to Warrant Agreement dated as of April 8, 1994.
             Incorporated by reference to Exhibit 4.3.3 of the Registrant's Form
             S-3 Registration Statement No. 33-79250.

9 Representative's Warrant. Incorporated by reference to Exhibit 4.4 of the Registrant's Form S-1 No. 33-45129.

10           Rights Agreement.  Incorporated by reference to Exhibit 4.1 to the
             Registrant's Current Report on Form 8-K dated May 20, 1993.





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Pursuant to the requirements of Section 12 of the securities Exchange Act of
1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             UROHEALTH SYSTEMS, INC.
                                                   (Registrant)

Date:  November 21, 1996                     By:  /s/ Kevin M. Higgins
       -----------------                          -----------------------------
                                                       (Signature)
                                                  Kevin M. Higgins
                                                  Senior Vice President and
                                                  General Counsel








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